

Mail Stop: 3561

March 2, 2017

Via E-Mail
Ms. Leah Gaines
Chief Financial Officer
Contango Ore, Inc.
3700 Buffalo Speedway, Suite 925
Houston, Texas 77098

   Re: Contango Ore, Inc.
   Form 10-K for the Fiscal Year Ended June 30, 2016
   Filed August 25, 2016
   File No. 001-35770

Dear Ms. Gaines:

   We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2016

Item 9A. Controls and Procedures, page 35

1.   Please amend your Form 10-K to include management's report on internal control over financial reporting in accordance with Item 308(a) of Regulation S-K. In doing so, please also file updated certifications that refer to the Form 10-K/A.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joanna Lam at (202) 551-3476 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Branch Chief
Office of Beverages, Apparel, and
Mining